Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Rogers Communications Inc. (“Rogers”)

The principal office of Rogers is located at:
333 Bloor Street East
Toronto, Ontario
M4W 1G9

Item 2	Date of Material Change

December 19, 2008

Item 3	News Release

A news release was issued through Canada NewsWire on December 22, 2008.

Item 4	Summary of Material Change

Prior to his death earlier this month, Edward S. “Ted” Rogers controlled Rogers Communications Inc. (“RCI”) through his ownership of voting shares of a private holding company. RCI has been informed that under Mr. Rogers’ estate arrangements, those voting shares, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is Trustee and members of the family of the late Mr. Rogers are beneficiaries. Private Rogers family holding companies controlled by the Rogers Control Trust together own approximately 90.9% of the Class A voting shares of RCI and 7.5% of the Class B non voting shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. The governance structure of the Rogers Control Trust comprises the Control Trust Chair (who acts in effect as the chief executive of the Control Trust), the Control Trust Vice-Chair, the corporate trustee, and a committee of advisors (the Advisory Committee). The Control Trust Chair will act as the representative of the controlling shareholder in dealing with RCI on the company’s long-term strategy and direction, and vote the Class A voting shares of RCI held by the private Rogers family holding companies in accordance with the estate arrangements. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties and both are accountable to the Advisory Committee.

Currently, Edward Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair. The Advisory Committee members are appointed in accordance with the estate arrangements and include members of the Rogers family, trustees of a Rogers family trust, and other individuals.

The Rogers Control Trust satisfies the Canadian ownership and control requirements that apply to RCI and its regulated subsidiaries, and RCI will be making all necessary filings relating to the Trust with the relevant Canadian regulatory authorities in January 2009.

Item 5	Full Description of Material Change

The information in this report and the related press release regarding the Control Trust and the estate arrangements of the late Edward S. Rogers has been provided to RCI by representatives of the estate.

Prior to his death in December 2008, Edward S. “Ted” Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee (the “Trustee”) and members of the family of the late Edward S. Rogers are beneficiaries. As of December 22, 2008, private Rogers family holding companies controlled by the Rogers Control Trust together owned 102,232,198 Class A voting shares of RCI (“Class A Shares”), representing approximately 90.9% of the outstanding Class A Shares, and 39,257,955 Class B non-voting shares of RCI (“Class B Shares”), representing approximately 7.5% of the outstanding Class B Shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the family of the late Edward S. Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the “Advisory Committee”).

The Control Trust Chair acts in effect as chief executive of the Rogers Control Trust and has responsibility under the estate arrangements as representative of the controlling shareholder to provide overall leadership to RCI on long-term strategy and direction. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies.  The Control Trust Chair has the duty to vote the proxies in the election of directors of RCI and to approve, disapprove or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion to the extent not prescribed by the estate arrangements.  The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies.  (A substantial majority of those individuals are currently serving as directors of RCI.)  The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the RCI board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the chairman or deputy chairman of the board of directors of RCI, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair.  Until the conclusion of RCI’s annual meeting of shareholders in respect of the 2009 fiscal year, the Advisory Committee may remove the Control Trust Chair only if he or she breaches certain of his or her obligations arising under the Rogers Control Trust and may not impose conditions on the voting of proxies other than to direct how the proxies will be voted in respect of a significant transaction affecting RCI as described above. Decisions of the Advisory Committee generally require approval by two-thirds of its members as well as the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta Anne Rogers, Lisa Rogers, Edward Rogers, Melinda M. Rogers, Martha Rogers, David A. Robinson and Ann T. Graham (Rogers family members); Alan D. Horn, Thomas I. Hull, John A. Tory and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind and Peter C. Godsoe.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Canadian ownership and control requirements that apply to RCI and its regulated subsidiaries, and RCI will be making all necessary filings relating to the Trust with the relevant Canadian regulatory authorities in January 2009.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Bruce M. Mann, Vice President, Investor Relations, at (416) 935-3532.

Item 9	Date of Report

December 22, 2008